FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN
Page 1 of  2

1. Name of Company                        BG Group plc

2. Name of Scheme                         Savings Related Share Option Scheme

3. Period of Return                       From 13-DEC-2002 to 12-JUN-2003

4. Number and class of shares not
   issued under scheme                    13,770,494 Ordinary Shares of 10p each

5. Number of shares issued/allotted
   under scheme during period             77,055 Ordinary Shares of 10p each

6. Balance under scheme not yet
   issued/allotted at end of
   period                                 13,693,439 Ordinary Shares of 10p each

7. Number and class of shares             36,774,134 Ordinary Shares of 10p each
   originally listed and                  listed on 13 December 1999 following a
   the date of admission                  Scheme of Arrangement


   Please confirm the total number of
   shares in issue at the end of the
   period in order for us to update
   our records:                        3,529,834,218 Ordinary Shares of 10p each




   Contact for queries:                             Contact Address:
   Name:  Simon Smith                                 Secretariat
   Telephone: 0118 929 2208                           BG Group plc
                                                100 Thames Valley Park Drive
                                                        Reading
                                                       Berkshire
                                                       RG6 1PT



   PERSON MAKING RETURN:
     Name: Carol Inman
 Position: Assistant Secretary




SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN
Page 2 of  2


1. Name of Company                        BG Group plc

2. Name of Scheme                         Executive Share Option Scheme

3. Period of Return                       From 13-DEC-2002 to 12-JUN-2003

4. Number and class of shares not
   issued under scheme                    88,470 Ordinary Shares of 10p each

5. Number of shares issued/allotted
   under scheme during period             73,331 Ordinary Shares of 10p each

6. Balance under scheme not yet
   issued/allotted at end of
   period                                 15,139 Ordinary Shares of 10p each

7. Number and class of shares             1,427,197 Ordinary Shares of 10p each
   originally listed and                  listed on 13 December 1999 following a
   the date of admission                  Scheme of Arrangement


   Please confirm the total number of
   shares in issue at the end of the
   period in order for us to update
   our records:                        3,529,834,218 Ordinary Shares of 10p each




   Contact for queries:                             Contact Address:
   Name:  Simon Smith                                 Secretariat
   Telephone: 0118 929 2208                           BG Group plc
                                                100 Thames Valley Park Drive
                                                        Reading
                                                       Berkshire
                                                       RG6 1PT


   PERSON MAKING RETURN:
     Name: Carol Inman
 Position: Assistant Secretary



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 12 June, 2003                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary